UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 24, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 24, 2018, regarding incorporation of meal card company.

Istanbul, July 24, 2018

Announcement Regarding the Incorporation of Meal Card Company

With reference to our announcements dated March 28th, 2018 and May 25th, 2018, the registration process for the meal card company, where our Company’s wholly owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş, BELBİM Elektronik Para ve Ödeme Hizmetleri A.Ş. and Posta ve Telgraf Teşkilatı A.Ş. (“PTT”) will be holding equal shareholding ratios, has been completed while the announcement process of the incorporation is ongoing. The field of activity of the company will be provision of services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key. This announcement has been made in accordance with CMB’s Public Disclosure Communique’s requirement to provide updated information every 60 days.

Board Decision Date for Acquisition	:	28.03.2018

Were Majority of Independent Board Members' Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Provision of services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key

Capital of Noncurrent Financial Asset	:	TRY 600,000

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	Transaction will be completed following the announcement of the incorporation.

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	TRY 200,000

Purchase Price Per Share	:	TRY 1

Total Purchasing Value	:	TRY 200,000

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	33.3%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	33.3%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	33.3%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.0005%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	0.001%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 24, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 24, 2018	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Turkcell Group Reporting & Tax Management Director